Exhibit 99.B(d)(2)(E)(i)

August 1, 2006

Ms. Cheryl Pipia

Salomon Brothers Asset Management Inc

750 Washington Blvd., 11th Fl

Stamford, CT 069012

Dear Ms. Pipia:

Pursuant to Section 6 of the Portfolio Management Agreement dated December 1, 2005, among ING Investors Trust, Directed Services, Inc. and Salomon Brothers Asset Management Inc (the “Agreement”) we hereby modify the fees payable to the Portfolio Manager for ING Legg Mason Partners All Cap Portfolio, formerly ING Salomon Brothers All Cap Portfolio (the “Portfolio”), effective August 1, 2006.

Upon your acceptance, the Agreement will be modified to give effect to the foregoing by modifying the fees payable as indicated on Amended Schedule B of the Agreement.  The Amended Schedule B, with the annual portfolio management fee indicated for the Portfolio, is attached hereto.

Please signify your acceptance to the modification of the portfolio management fees for the Portfolio by signing below where indicated.

Very sincerely,

/s/ Robert S. Naka
Robert S. Naka
Executive Vice President
ING Investors Trust

ACCEPTED AND AGREED TO:
Salomon Brothers Asset Management Inc

By:	/s/ Joel Sanber
Name:	Joel Sanber
Title:	Managing Director, Duly Authorized

AMENDED SCHEDULE B

COMPENSATION FOR SERVICES TO SERIES

For the services provided by Salomon Brothers Asset Management Inc (the “Portfolio Manager”) to the following Series of ING Investors Trust, pursuant to the attached Portfolio Management Agreement, the Manager will pay the Portfolio Manager a fee, computed daily and payable monthly, based on the average daily net assets of the Series at the following annual rates:

SERIES

FEE

ING Legg Mason Partners All Cap Portfolio	0.40% on first $500 million; 0.35% above $500 million